UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

American Leisure Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Stanford International Bank Limited

c/o Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 395304 10 8		Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Stanford International Bank Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,608,233 shares of Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,608,233 shares of Common Stock 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,233 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 395304 10 8		Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,608,233 shares of Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,608,233 shares of Common Stock 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,233 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Stanford International Bank Limited, a company organized under the laws of Antigua and Barbuda (“SIBL”) and R. Allen Stanford (“Stanford”) (SIBL and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D/A to report the beneficial ownership of shares of common stock (“Common Stock”) of American Leisure Holdings, Inc., a Nevada corporation (the “Issuer”). As described in this Schedule 13D/A, Stanford is joining SIBL in filing this Schedule 13D/A because Stanford, indirectly, is the principal shareholder of SIBL. As such, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SIBL. The filing of this Schedule 13D/A shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A.

Item 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at Park 80 Plaza East, Saddle Brook, NJ 07663

Item 2 Identity and Background

(a) - (c) This statement is being filed jointly by SIBL, a company organized under the laws of Antigua and Barbuda and Stanford, a citizen of the United States and Antigua. The business address of SIBL is 2000 Airport Boulevard, St. John’s, Antigua. The business address of Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director and, indirectly, the principal shareholder of SIBL. SIBL’s principal business is to provide banking and lending services.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

None.

Item 4. Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 3,608,233 shares of Common Stock of the Issuer (which includes 1,125,000 shares of Common Stock and 23,850 shares of the Issuer’s Series C Preferred Stock which are convertible into 477,000 shares of Common Stock, owned directly by SIBL, 200,000 shares of Common Stock issuable upon the exercise of warrants at $5.00 per share, 960,500 shares of Common Stock issuable upon conversion of certain convertible promissory notes and 845,733 shares of Common Stock pledged by Malcolm J. Wright). The Reporting Persons are deemed to beneficially own 30.6% of the Issuer’s issued and outstanding Common Stock. SIBL directly beneficially owns all the shares of Common Stock to which this Schedule 13D/A relates. Stanford, indirectly, is the principal shareholder of SIBL and as such could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SIBL.

(b) SIBL, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the transactions contemplated by the Assignment Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D/A and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SIBL or Stanford is a party or is subject.

Item 7. Materials to be filed as Exhibits

99.1	Joint Filing Agreement by and between SIBL and Stanford.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2005	/s/ R. Allen Stanford
R. Allen Stanford

STANFORD INTERNATIONAL BANK LIMITED

Date: August 24, 2005	/s/ James M. Davis
Name: James M. Davis
Title: Chief Financial Officer

EXHIBIT INDEX

99.1	Joint Filing Agreement by and between Stanford International Bank Limited and R. Allen Stanford.